Exhibit 99.1

GDEV announces results for the first quarter of 2025

May 16, 2025 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its financial and operational results for the first quarter ended March 31, 2025.

First quarter 2025 financial highlights:

●	Revenue of $97 million declined by 9% year-over-year.

●	Selling and marketing expenses of $42 million declined by 33% year-over-year driven by a shift in our user acquisition strategy to focus on a higher margin audience.

●	Game operation cost remained relatively stable at the level of $14 million vs. $13 million in Q1 2024.

●	Profit for the period, net of tax, of $14 million in Q1 2025 increased vs. loss of $5 million in Q1 2024, mostly due to the decrease in selling and marketing expenses.

●	Adjusted EBITDA[1] of $16 million increased vs. loss of $0.9 million in Q1 2024.

●	Average Bookings Per Paying User (ABPPU) slightly increased by 2% year-over-year to $90.

●	PC platform continued to strengthen our diversified distribution strategy, reaching a solid 41% of bookings and supporting our lower commission structure.

●	Cash flows from operating activities remained positive at $6 million, supporting our strong liquidity position of $102 million[2] and providing substantial resources for potential future strategic investments[3].

1 For more information, see section titled “Presentation of Non-IFRS Financial Measures” on the last two pages of this report, including the reconciliation of the profit for the period, net of tax to the Adjusted EBITDA.

2 The amounts include cash and investments in high-quality liquid securities.

3 On March 11, 2025 the Company paid a one-time, nonrecurring special cash dividend of $3.31 per share, representing an aggregate cash outflow of approximately $56 million, with an additional $4 million remaining unpaid and classified as a current liability as at the date of this press release due to legal constraints.

First quarter of 2025 financial performance in comparison

US$ million	Q1 2025	Q1[4] 2024	Change (%)
Revenue	97	107	(9%)
Platform commissions	(20)	(23)	(13%)
Game operation cost	(14)	(13)	6%
Selling and marketing expenses	(42)	(63)	(33%)
General and administrative expenses	(8)	(8)	3%
Profit/loss for the period, net of tax	14	(5)	N/M
Adjusted EBITDA	16	(0.9)	N/M
Cash flows generated from operating activities	6	0.4	N/M

N/M: not meaningful

First quarter 2025 financial performance

In the first quarter of 2025, our revenue declined by $10 million (or 9%) year-over-year to $97 million. This decline was primarily driven by a $5 million reduction in revenue recognized from bookings made in prior periods, as a larger portion of historical bookings contributed to revenue in the first quarter of 2024 than in the first quarter of 2025, amplified by a decrease in the portion of revenue recognized from current-quarter bookings, reflecting a $28 million decrease in bookings in the first quarter of 2025 compared with the same period in 2024.

Platform commissions decreased by $3 million (or 13%) in the first quarter of 2025 compared to the same period in 2024, driven by a 6% decrease in revenues generated from in-game purchases, and amplified by growth of revenues derived from PC platforms which are associated with lower commissions.

Game operation cost remained relatively stable at the level of $14 million in the first quarter of 2025 vs. $13 million in the first quarter of 2024.

Selling and marketing expenses in the first quarter of 2025 decreased by $21 million vs. the same period in 2024, amounting to $42 million. The decrease is attributable to a shift in user acquisition strategy focused on enhancing efficiency.

General and administrative expenses remained stable at $8 million in the first quarters of both 2025 and 2024.

4 Certain numbers presented for Q1 2024 may not reconcile to those previously released due to the correction of an error related to the reclassification of income from the write-off of a put option liability and the reclassification of certain amount between the impairment loss on trade and loan receivables and change in fair value of loans receivable and the share of loss of equity-accounted associates. As a result, the Q1 2024 figures presented herein reflect the corrected classification. For additional information, please refer to Note 33 of the Company’s consolidated financial statements, filed with the Securities and Exchange Commission on March 31, 2025.

As a result of the factors above (together with net finance income in the first quarter of 2025 of $2 million vs. net finance expenses in the same period in 2024 of $2 million and share of loss of equity-accounted associates of $2 million in the first quarter of 2024 vs nil in the same period in 2025), we recorded a profit for the period, net of tax, of $14 million compared with loss of $5 million in the same period of 2024. Adjusted EBITDA in the first quarter of 2025 amounted to $16 million, an increase of $17 million compared with the same period in 2024.

Cash flows generated from operating activities were $6 million in the first quarter of 2025 compared with $0.4 million in the same period in 2024.

First quarter 2025 operational performance comparison

	Q1 2025	Q1 2024	Change (%)
Bookings ($ million)	81	109	(25%)
Bookings from in-app purchases	76	100	(24%)
Bookings from advertising	5	8	(42%)
Share of advertising	5.9%	7.7%	(1.8 p.p.)
MPU (thousand)	284	381	(26%)
ABPPU ($)	90	88	2%

Bookings declined in the first quarter of 2025 to reach $81 million compared with $109 million in the same period in 2024. The decline is primarily due to a decline in monthly paying users by 26% in the first quarter of 2025 vs. the same period in 2024, which we primarily attribute to the shift in our user acquisition strategy in 2024, focused on enhancing efficiency and decreasing selling and marketing expenses.

The share of advertisement sales as a percentage of total bookings decreased in the first quarter of 2025 to reach 5.9% compared to 7.7% in the same period in 2024. This decline was primarily driven by a global trend of declining CPM rates for advertising throughout 2024 and 2025.

Split of bookings by platform	Q1 2025	Q1 2024[5]
Mobile	59%	61%
PC	41%	39%

5 Final bookings data have been used to update the geographic and platform breakdowns initially published with our preliminary Q1 2024 results.

In the first quarter of 2025, the share of mobile and PC versions of our games remained relatively stable compared with the same period in 2024.

Split of bookings by geography	Q1 2025	Q1 2024[6]
US	34%	34%
Asia	20%	23%
Europe	31%	29%
Other	15%	14%

Our split of bookings by geography in the first quarter of 2025 vs. the same period in 2024 remained broadly similar, with a small decrease in the share of Asia bookings and a small increase in Europe bookings.

Note:

Due to rounding, the numbers presented throughout this release may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc

Contacts:

Investor Relations

6 Final bookings data have been used to update the geographic and platform breakdowns initially published with our preliminary Q1 2024 results.

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on March 31, 2025, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates' impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period, net of tax to the Adjusted EBITDA

US$ million	Q1 2025	Q1 2024
Profit for the period, net of tax	14	(5)
Adjust for:
Income tax expense	1	0.9
Adjusted finance (income)/expenses[7]	(1)	(0.1)
Share of loss of equity-accounted associates	—	2
Change in fair value of share warrant obligations and other financial instruments	0.1	0.1
Depreciation and amortization	2	2
Share-based payments	0.1	0.2
Adjusted EBITDA	16	(0.9)

7 Adjusted finance income/expenses consist of finance income and expenses other than foreign exchange gains and losses and bank charges, net.